December 19, 2014

VIA EDGAR

Mary Cole

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Mutual Fund Series Trust, File Nos. 333-132541, 811-21872

Dear Ms. Cole:

On October 20, 2014, Mutual Fund Series Trust (the "Registrant"), on behalf of its series, the Catalyst MLP & Infrastructure Fund (the “Fund”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Registration Statement”).  In a telephone conversation on December 10, 2014, you provided comments to the Registration Statement. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus:

Fund Summary

Comment 1.  In the fee and expense table, please add a footnote to other expenses indicating that the Fund will incur current and deferred tax liability as a result of being treated as a C corporation for tax purposes.

Response. The Registrant has not added the footnote because it will not be treated as a C corporation for tax purposes. As noted in the strategy, the Fund will only invest up to 25% in MLPs and will be treated as a RIC for tax purposes.

Comment 2. In footnote 2 to the fee and expense table, please confirm whether taxes are excluded from the expense cap.

Response.  The Registrant has confirmed that taxes are excluded from the expense cap.

Comment 3.  In “Principal Investment Strategies,” it mentions a manager of managers order. Please confirm supplementally that this order will still apply to the Fund given the changes in its strategy.

Response.  The Registrant so confirms.

Comment 4. In “Principal Risks of Investing in the Fund,” in the MLP and MLP Related Securities risk, please explain what is meant by “dilution risks”.

Response.  The Registrant has revised the disclosure as follows:

“MLP and MLP-Related Securities. Investments in MLPs and MLP-related securities involve risks different from those of investing in common stock including risks related to limited control and limited rights to vote on matters affecting the MLP or MLP-related security, risks related to potential conflicts of interest between an MLP and the MLP’s general partner, cash flow risks, dilution risks (which could occur if the MLP raises capital and then invests it in projects whose return fails to exceed the cost of capital raised) and risks related to the general partner’s limited call right. MLPs and MLP-related securities are generally considered interest-rate sensitive investments. During periods of interest rate volatility, these investments may not provide attractive returns. Depending on the state of interest rates in general, the use of MLPs or MLP-related securities could enhance or harm the overall performance of the Fund.”

Comment 5.  In “Principal Risks of Investing in the Fund,” please consider adding a new adviser risk if applicable.

Response.  The Registrant has not revised the disclosure because there is already a new sub-adviser risk and the adviser is not new.

Comment 6. Please confirm supplementally whether the Fund intends to qualify as a RIC under subchapter M of the IRS Code.

Response. The Registrant confirms that the Fund intends to qualify as a RIC under subchapter M of the IRS Code.

Management of the Fund – Prior Performance of the Sub-Advisor

Comment 7.  In the first paragraph, please add that the investment objectives were also substantially similar.

Response.  The Registrant has revised the disclosure as follows:

“Provided below is the historical performance of the C-Corp GPs of MLP Composite, which includes all client accounts managed by SL Advisors with investment objectives, strategies and policies substantially similar to the MLP & Infrastructure Fund. For comparison purposes, the C-Corp GPs of MLP Composite is measured against the Alerian MLP Index.”

Comment 8.  Please explain supplementally any tax differences between the Fund and the Composite.  Please also confirm whether the accounts in the composite were managed any differently than the Fund given the difference is structure.

Response.  The Registrant’s fund accountants have confirmed to the Registrant that there aren’t any differences in the tax position of the Fund and the Composite. The sub-adviser has confirmed to the Registrant that the accounts in the composite were not managed any differently than the Fund is expected to be managed.

Comment 9. Please confirm supplementally that the performance shown is net of all account fees and sales loads (if any).

Response. The sub-adviser has confirmed to the Registrant that the performance shown is net of all account fees and sales loads (if any).

Comment 10.  In the last paragraph, it says that performance was calculated using the GIPS methodology but then later says that performance may not be calculated in compliance with GIPS.  Please clarify supplementally what this means.

Response.  The sub-adviser has confirmed to the Registrant that the GIPS calculation methodology was used to calculate the performance shown; however, since the performance is unaudited, it is possible that it may not be GIPS compliant.

*          *          * * *

The Registrant has authorized us to convey to you that the Registrant acknowledges:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/ Tanya L. Goins

Tanya L. Goins